Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Filer’s SEC File No.: 001-33259

Date: June 16, 2014

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CORPORATE PARTICIPANTS

Jeff Warren Medtronic, Inc. - VP of IR

Omar Ishrak Medtronic, Inc. - Chairman and CEO

Joe Almeida Covidien plc - Chairman, President and CEO

Gary Ellis Medtronic, Inc. - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Matthew Dodds Citigroup - Analyst

Mike Weinstein JPMorgan - Analyst

David Lewis Morgan Stanley - Analyst

Kristen Stewart Deutsche Bank - Analyst

David Roman Goldman Sachs - Analyst

Larry Biegelsen Wells Fargo Securities - Analyst

Bruce Nudell Credit Suisse - Analyst

Joshua Jennings Cowen and Company - Analyst

Matthew Taylor Barclays Capital - Analyst

Ben Andrew William Blair & Co. - Analyst

Joanne Wuensch BMO Capital Markets - Analyst

Raj Denhoy Jefferies & Co. - Analyst

PRESENTATION

Operator

Good morning. My name is Evelyn and I will be your conference operator today. At this time I would like to welcome everyone to the Medtronic and Covidien investor update conference call. (Operator Instructions). Mr. Jeff Warren, IRO, you may begin your conference.

Jeff Warren - Medtronic, Inc. - VP of IR

Thank you, Evelyn. Good morning. During the next hour, Omar Ishrak, Medtronic’s Chairman and Chief Executive Officer; Joe Almeida, Covidien Chairman and Chief Executive Officer; and Gary Ellis, Medtronic’s Chief Financial Officer will provide comments on the agreement reached for Medtronic to acquire Covidien. After our prepared remarks we will be happy to take your questions.

First a few logistical comments. Yesterday evening we issued a press release and earlier this morning posted a slide presentation both which can be accessed on the investor portion of our website at Medtronic.com. This communication does not constitute an offer to sell or solicitation of an offer to buy any securities or solicitation of any vote for approval. In connection with the proposed transaction, Medtronic PLC, a newly created Irish Holding Company will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement prospectus regarding the proposed transaction.

After the registration statement has been declared effective by the SEC, the definitive joint proxy statement prospectus will be mailed to Medtronic shareholders and Covidien shareholders. You should review materials filed with the SEC carefully as they will include important information regarding the proposed transaction including information about Medtronic and Covidien, the respective directors, executive officers, and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction.

Please also review page 1 of the slide presentation for additional information on forward-looking statements and other important information including where you can find more information on the proposed transaction and on the directors and executive officers of Medtronic and Covidien.

And with that I am now pleased to turn the call over to Medtronic Chairman and Chief Executive Officer, Omar Ishrak.

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Good morning and thank you Jeff and thank you to everyone for joining us today.

Earlier this morning and actually it was yesterday evening, we announced that we have reached an agreement with Covidien under which Medtronic will acquire Covidien in a cash and stock transaction valued at $42.9 billion. This is a highly strategic and compelling acquisition fully aligned with our mission of alleviating pain, restoring health and extending life for patients around the world. It accelerates all three of our growth strategies, therapy innovation, globalization and economic value and bolsters the long-term sustainability and consistency of our mid-single-digit revenue expectations.

This acquisition is extremely attractive financially with a double-digit hurdle rate and achievable cost synergies that are expected to make the transaction accretive in the first year on a cash basis and within two years on a GAAP basis. Finally, the combined companies should generate significant free cash flow which can be deployed with much greater flexibility.

I am extremely impressed by the Covidien team, the Company they have built and the product pipeline that they have developed. I am confident that together we can have an even more positive impact both on patients and on the overall healthcare system.

Before going into any more detail however, let me now invite Joe Almeida to say a few words from the Covidien perspective. Joe?

Joe Almeida - Covidien plc - Chairman, President and CEO

Thank you, Omar. I want to echo Omar’s enthusiasm for this combination which I am confident will provide significant benefits and value for our customers, patients, employees and Covidien shareholders. For Covidien shareholders, the transaction provides immediate value as well as continued participation, the upside potential of the combined organization. Upon completion of the transaction, Covidien shareholders will own 30% of the combined company. We believe Medtronic is the right partner for Covidien and our approach to our business closely matches Medtronic’s areas of focus — innovation, globalization and participating in the new value-based healthcare landscape.

Like Medtronic, Covidien is focused on delivering unmatched value to our customers by providing innovative solutions that improve patient outcomes, lower the cost of healthcare delivery and expand global access to care. We have five key initiatives to achieve this vision broadening our innovation focus, executing on customer focused portfolio investments, capitalizing on emerging market opportunities, driving operational leverage and developing talent; naturally we have robust programs tied to these initiatives and by closely adhering to our focus, Covidien has made tremendous progress in our industry. We now hold the number one or number two position in virtually every category that we serve.

By joining our portfolio with Medtronic’s highly complementary offering, the combined company throughout developed and emerging markets will be able to address device needs across nearly every device segment and will provide patients, physicians and hospitals with a compelling portfolio of offerings that will help improve care and surgical performance. The combination of Covidien and Medtronic marks the next chapter in our journey and represents a terrific opportunity to accelerate our long-term goal of treating more patients throughout the world.

I am very pleased that Medtronic is as excited about our new product portfolio as we are. We believe the clinical regulatory market development expertise from this combined organization will be able to bring important new products to market faster and allow us to have an even more significant impact in patients’ lives.

I also want to express my deep appreciation to Covidien’s more than 38,000 hard-working talented and dedicated employees around the world. We believe Covidien’s employees will benefit from being part of the combined company with the depth of resources and shared commitment to deliver innovative healthcare solutions that improve patient outcomes. We look forward to working closely with the Medtronic team over the coming months to help plan the integration and ensure a seamless transition.

With that, I will turn the call back over to Omar.

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Thanks, Joe. You can see that Medtronic and Covidien’s philosophies for growth have been quite similar — increasing innovation, globalizing our companies, and participating in the new value-based healthcare landscape. While our strengths, capabilities and approaches are somewhat different they are in fact highly complementary. Combined we can accelerate our common goal of addressing the universal healthcare needs, improving clinical outcomes, expanding access and optimizing cost and efficiency thereby improving healthcare systems around the world.

Let me now cover how this transaction accelerates Medtronic’s three growth strategies. Starting with therapy innovation, Covidien’s impressive array of industry-leading products enhances our existing portfolio, offers greater breadth across clinical areas, and creates exciting entry points into new therapies. Specifically, Covidien’s peripheral vascular business complements our peripheral business and will give us a broader footprint that will help accelerate adoption of our drug-coated balloon product.

Covidien’s leading neurovascular technologies will become a critical element of our fast developing neuroscience strategy within our respiratory therapies group. Our collective portfolio of industry-leading and innovative technologies for both open and minimally invasive procedures will give us an unprecedented platform across a wide range of surgical specialties.

This ranges from advanced laparoscopic bariatric surgery to ENT surgery, and providing advanced navigation and nerve monitoring.

And finally, Covidien’s pipeline has a number of promising early-stage diagnostics and therapies including technologies addressing lung cancer, gastroesophageal reflux disease, and early-stage esophageal cancer. We believe Medtronic’s deep clinical regulatory reimbursement and market development expertise will help accelerate both their introduction as well as their rapid adoption in markets around the world.

Our globalization strategy will also benefit from the power of our combined companies. From a financial perspective, we will now have a $3.7 billion emerging markets business that we are confident can sustain double-digit growth over an extended period of time. Covidien has extensive emerging market R&D and manufacturing. And while Medtronic has well-established clinical expertise, these capabilities applied across a much broader product offering will significantly increase the number of attractive solutions that we can offer to governments and major providers. This can result in more guaranteed long-term contracts of the nature that we have been discussing.

Finally, this transaction enhances Medtronic’s ability to deliver economic value to a broader range of stakeholders. The value proposition of Covidien’s technologies primarily deliver hospital efficiencies while the value of Medtronic’s chronic disease therapies are generally realized in postacute settings. When combined, these complementary solutions will create a robust and unmatched integrated health franchise.

Our two organizations have a common philosophy around value-based healthcare which we will continue to build upon as we transform our innovation and go-to-market processes. We feel that our industry-leading products, clinical and economic expertise, global footprint and financial strength will position us to be the preferred partner for physicians, hospital systems, patients, payers and governments around the world.

This transaction is also extremely favorable from a cost synergy earnings accretion and cash flow accessibility perspective. While Gary will cover the details in a minute, I would like to note that the identified pretax cost synergies of at least $850 million are pretty achievable and should deliver immediate and increasing earnings accretion. From a cash perspective, I’m excited about the increased flexibility we will have to deploy our strong free cash flow going forward.

While the transaction continues to make us more of a global Company, it also gives us the capacity to both return additional capital to our shareholders and to invest much more aggressively in US innovation to drive long-term growth.

Under the financial structure of this acquisition, Medtronic will have access to the current and future cash flows from the legacy Covidien entities. These cash flows can be used to invest in US healthcare technologies as well as to enhance returns to shareholders. In fact, we are committed to investing an incremental $10 billion in US technology over the next decade which will result in global growth and increased US exports. This is good for American jobs, helps preserve US global leadership in medical technology innovation and ultimately will lead to better healthcare systems both in the US and around the world.

I would now like to turn the call over to Gary who will walk through this transaction and financial implications in more detail. Gary?

Gary Ellis - Medtronic, Inc. - EVP and CFO

Thanks, Omar. First, I will provide the high-level summary of the transaction terms and structure and then I will walk you through some of the other key financial details.

As Omar mentioned, the overall transaction is valued at $42.9 billion, which consists of per share consideration for Covidien shareholders of $35.19 in cash along with 0.956 shares of Medtronic stock. Medtronic is also assuming approximately $5 billion of Covidien debt. The offer represents a 29% premium.

It is important to point out that although the structure of the transaction includes the formation of a newly domiciled Irish entity, the main US operations of both companies will remain intact and Medtronic’s current headquarter operations remain in Minnesota. It should also be noted that the completion of this transaction will be a taxable event for US Federal income tax purposes for both Covidien and Medtronic shareholders.

In addition to this transaction being highly strategic on many different levels, it is also very compelling financially. On the top line, the combination creates opportunities for significant revenue synergies and will provide a much stronger and more diversified platform for long-term growth.

We also expect to deliver pretax operational synergies of at least $850 million by FY18. These cost synergies will be generated primarily from back-office optimization, manufacturing and supply chain infrastructure, and certain G&A savings such as eliminating redundant public company costs. The realization of these synergies is fairly straightforward and that we are committed to achieving them while minimizing any disruptive impact to the Covidien organization.

On the bottom line, this transaction is very attractive. We expect it to be earnings per share accretive in FY16 on a cash basis and significantly accretive thereafter. On a GAAP basis, this transaction will be EPS accretive by FY18.

Looking beyond the P&L, the combination will result in a much stronger company financially that will be generating significant free cash flow. More importantly, we will be able to deploy the Company’s cash flow with greater strategic flexibility particularly in the US. With that in mind, we are committed to investing an incremental $10 billion in US technology over the next decade. We are also maintaining our long-standing commitment to return 50% of our free cash flow to shareholders recognizing that we will have more flexibility going forward.

In terms of timing, while we cannot predict the exact timing of the various global regulatory approvals necessary to consummate the transaction, we currently estimate closing will take place in late calendar 2014, possibly early 2015. In the interim, we are reiterating our FY15 earnings per share guidance that we provided on our Q4 earnings last month of $4 to $4.10. We would expect to provide updated guidance upon the closing of the transaction.

I will now turn the call back over to Omar who will conclude our prepared remarks. Omar?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Thanks, Gary. Before opening the lines for Q&A, I would like to mention that we understand that the ultimate success of this transaction will depend on our ability to execute our integration plan. We will have an integration plan leader at the senior vice president level reporting directly to me. The integration office will be fully staffed with a dedicated team of Covidien and Medtronic leaders accountable for the delivery of cost synergies and to fully identify and operationalize all future growth and productivity opportunities. This team will be assembled immediately and we will be preparing detailed plans to be implemented upon closing.

To conclude, Medtronic and Covidien’s combined size and breadth across a more diversified customer base presents an even stronger value proposition for Medtronic’s key stakeholders and this will be an increasing advantage in the transforming healthcare environment. Ultimately, this combination merges two world-class healthcare companies under our Medtronic mission — to alleviate pain, restore health and extend life for patients around the world.

With that, we will now open the lines — the phone lines for Q&A. Joe, Gary and myself are here to take your questions. In order to get through as many questions as possible please limit yourself to only one question and only one follow-up. If you have additional questions, please contact the Medtronic Investor Relations team after the call.

Operator, first question please.

QUESTION AND ANSWER

Operator

(Operator Instructions). Matthew Dodds, Citigroup.

Matthew Dodds - Citigroup - Analyst

Hey, good morning everyone. I guess first off if you look at the timing of the deal, there is going to be a lot of debate about tax inversion, window closing, so maybe if you could just kind a separate the two both Omar and Joe, how important was scale fit in this versus what looks like mainly just the ability to have more cash flexibility on that piece of the deal?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Look, the way we did this is the first thing we looked at was from a strategic perspective what kind of opportunities are there. And I can tell you that the majority of our discussions even during the period of working this deal was around strategy. Strategy, how the two companies fit not only scale but also in terms of future capabilities and introduction of new therapies, areas such as peripheral vascular, where as you know we have the drug-coated balloon product and no real scale around peripheral — around the peripheral vascular business. And the integration of our drug-coated balloon together with Covidien’s peripheral vascular business is an immediate benefit. There were a number of other areas such as that in the area of surgical solutions, just a tremendous number of opportunities in advanced energy.

So we can go through the list and we will outline over time a fairly detailed plan of where some of those synergies are. So if you want to define scale in that way, absolutely that is there but also in the conventional way where our footprint in emerging markets, the value of the investments that both companies have made over the past several years each with our own focus on emerging markets I think will provide enormous benefits.

So the rest of the stuff is — sure there is more cash flexibility and we will use that to our advantage but the strategic element of this deal is extremely important and that was a primary driver. Joe, do you want to add anything to that?

Joe Almeida - Covidien plc - Chairman, President and CEO

Sure. If you may remember our presentation in 2013, our Investor Day, was about being large and comprehensive in procedure and specialties. That is how Covidien based its strategic plan. And if you think about when Omar and I started talking about this, was all about how can we be more relevant to the healthcare systems across the globe. From the innovation point of view, the globalization and the access to healthcare and economical value, the two companies getting all those three items independently and together becomes a powerhouse. The healthcare landscape is changing significantly as we all know in the US and having a company that has six out of 10 probably the largest by categories in hospitals that have a number one or number two position in most of them, this is what the future holds for us. So it’s bringing that innovation healthcare access and globalization to the table.

Matthew Dodds - Citigroup - Analyst

Thanks, Omar, thanks Joe.

Operator

Mike Weinstein, JPMorgan.

Mike Weinstein - JPMorgan - Analyst

Thank you. Congratulations everybody. Let me just ask two quick questions hopefully. The $850 million pretax synergy target, can you just talk about how you came to that? That works out to be about 6.5% of Covidien’s sales roughly 2.5% of the combined companies.

And then second, the $10 billion commitment to invest back in the US over I believe it was the next 10 years, can you just talk about how we should think about that financially? Is that (inaudible) incremental expense versus prior (inaudible)? Thanks.

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

You know, I think it is best if Gary kind of takes that — that would be the quickest way to —

Gary Ellis - Medtronic, Inc. - EVP and CFO

Yes, with respect to the $850 million on the synergy side, it is interesting, Mike, as we looked at this, both sides actually, Covidien — Chuck kind of put together his number we took a look at the expense structures and took a look at what we thought was doable. Actually both came up with the same number. Actually we are driving towards a higher number. We are committed to that at this point in time and so we felt very comfortable about that.

And what is even more — we are getting used to the Irish laws; one of the requirements there is also as a result of the transaction, that number had to be looked at and attested to by the auditor — our auditors and so PriceWaterhouse also looked at it from an independent’s perspective.

We think it is relatively well identified where we see the synergies. I mean a lot of it is public Company type [so possibly] it will be eliminated. We obviously have — both companies have a strong back-office infrastructure in place and we think there is abilities to basically obviously leverage that as we go forward, the manufacturing capabilities as far as leveraging some of the supply and logistics. And if you think about just again not only from the standpoint of the combined organization having the ability to really interact with our customers better, obviously the combined companies has a better purchasing power as we go forward also.

So we felt good about the overall synergies and then we came at it several different ways and we are committed to achieving those $850 million in synergies in total. So right now in fact as I mentioned earlier, we actually hope there is more than that but at this point in time, that is what we are driving towards.

And then the last question was on the $10 billion. What we are committing to is the $10 billion in additional commitment over the next 10 years, over the next decade and basically new investments in the US on technology innovation. That includes acquisitions, minority investments, increased use in R&D spending that would occur over that period of time. And so all we are saying is as a result of this transaction and the ability to have even more cash flow and especially more cash flow access in the United States, it increases our ability to continue to make those investments as we go forward in therapy innovation in the United States.

Operator

David Lewis, Morgan Stanley.

David Lewis - Morgan Stanley - Analyst

Good morning, and congratulations yet again. Two quick questions here. Maybe first for Gary. Gary, just thinking about the structure and inversion structure you are obviously — the decision to use 30% equity when obviously only 20% was required you know by our map that change could double the accretion of this transaction. So maybe just walk us through your thoughts there and why this 30% was the right number why not obviously the minimum which was 20% or even 25% because the difference on the accretion obviously maybe returns for shareholders does change a bit.

Gary Ellis - Medtronic, Inc. - EVP and CFO

Yes, well, David obviously any type of transaction like this, there is a negotiation that goes on with respect to what we are trying to accomplish. As you heard in Joe’s comments, I mean one of the things that was very important to them is from the Covidien Board’s perspective was that their shareholders have the ability also to participate in what we view as a very strong combined company. And so in the price negotiations as we were going forward we were talking about different alternatives from the standpoint of the amount of stock and cash and then obviously we had different scenarios that we had run on that. But clearly from their standpoint, the ability to participate in the combined stock appreciation was something that was important for them in the price negotiations. So that is number one.

Number two, we were in a situation as we evaluate that; yes, we could have done more cash but then that also meant we had to leverage up more which again then reduces some of our flexibility to do more on the investment side as we go forward as we have talked about in the future.

So then we obviously had to take into consideration just what are the rules around what has to be done in an inversion type of structure and the risks associated with that and what the absolute requirements are. So all three factors were something we considered. In the end we agreed on the 70/30 split which we felt comfortable with. Yes, could we have financially structured it that might be even be a faster accretion? Potentially. But that would have actually also have reduced our overall flexibility going forward. So that is why we settled on the 70/30. We feel comfortable; both sides feel comfortable with that.

David Lewis - Morgan Stanley - Analyst

Okay, very helpful. And maybe, Joe, a question for you. I mean under your leadership, Covidien has had a very successful (inaudible) to shareholders. So just maybe help us understand why now is the right time for Covidien to sell as opposed to going it alone and you have obviously been very acquisitive so there was an opportunity for Covidien to scale up on their own and go independent. Obviously the decision for yourselves and the Board was to do something different. So why is this the right decision for Covidien shareholders? Thank you.

Joe Almeida - Covidien plc - Chairman, President and CEO

David, we thought going back to what we presented to our investors in 2013 in September was all along the lines of becoming a company that had strong positions in specialties and procedures. When we look how to expand into adjacencies and white space, we could have done things on our own and I had full confidence that our team in Mansfield and around the world would have done a wonderful job. But the ability to combine with one of the largest and most innovative device makers in the world brings this company to a force multiplier that we could not replicate by ourselves. So clearly everybody could think that Covidien would do well and I was 100% behind, this is one plus one equals five. This is the ability to really go around the globe.

Think about what Omar just said on the emerging markets. This is a $3.6 billion, $3.7 billion company in emerging markets. There is a force in all — in six out of 10 most highly valuable procurement categories in hospitals are now owned by this combined company. So the force multiplier we could never have done by ourselves.

And on top of it, they bring so much to the table when it comes to market development, being inventive in market development. They created such a momentum in how to create a market from an incubation to what some of their markets are today, look at their diabetes business. So this will be of phenomenal importance to our company. So this is good for employees, good for shareholders and most importantly, fantastic for our patients.

David Lewis - Morgan Stanley - Analyst

Okay very clear. Thank you very much. Congratulations.

Operator

Kristen Stewart, Deutsche Bank.

Kristen Stewart - Deutsche Bank - Analyst

Thanks for taking the question. Just in terms of the cost synergies, can you help us maybe put into perspective just how quickly you can get to that $850 million? And then what are the other I guess costs associated with the deal from more of a cash — or from a GAAP basis. Any one-time charges in terms of quantifying that?

Gary Ellis - Medtronic, Inc. - EVP and CFO

This is Gary. Obviously on the $850 million what we have said is really over the next two to three years is the commitment on when we think we can get all of that. Obviously we will do it as quickly as possible but we are going to do it as we develop our integration plan and complete that here between now and the closing, we will have a better expectation on the timing. But basically we are saying two to three years to get the full $850 million in synergy on an annual basis.

And in order to get it, some of that will come quicker because it is going to be easier. Clearly things that are related more to manufacturing or supply chain distribution type of items are going to require us to take some time. There was going to be a lot of work involved in getting everyone on the same IT system as we go forward so there is going to be a lot of additional effort there.

There will be some obviously as we go forward probably some one-time costs associated with obviously the transaction and achieving those synergies as I mentioned earlier. Right now we don’t have an estimate for those and we will — as we get closer to the close and finalizing the deal, we will provide updates and guidance on those costs at that point.

Kristen Stewart - Deutsche Bank - Analyst

And just the — I’m sorry, go ahead.

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Maybe I can make also a comment there. In both companies, we have already had a pretty strong focus in reduction of G&A and there are many plans in place and working together we think we can accelerate those plans and get some of this done pretty quickly.

Kristen Stewart - Deutsche Bank - Analyst

And then just in terms of the calculation that you guys are using just to get to the accretion assumptions, are you assuming that the combined tax rate eventually drifts lower closer to Covidien such that Medtronic’s standalone tax rate would naturally kind of go down?

Gary Ellis - Medtronic, Inc. - EVP and CFO

There is a slight — probably will be a slight benefit on the tax rate overall. First of all obviously it is a just mix benefit from the standpoint of the Medtronic and Covidien combination and they are having a slightly lower tax rate so from a mix benefit, we will see a reduction. Obviously we are going to continue to pay the same tax on the operating earnings we have had around the world and so we are not going to see any change there.

As a result of the transaction itself because of the financing aspects of it, there is probably we are expecting maybe a one to two point drop in our tax rate as a result of financing the transaction but in general that is kind of what we see. There won’t be a big change in the overall tax rate itself but there will be a slight benefit primarily because of the transaction financing.

Jeff Warren - Medtronic, Inc. - VP of IR

Thanks, Kristin.

Operator

David Roman, Goldman Sachs.

David Roman - Goldman Sachs - Analyst

Good morning everyone. I wanted just to start with each of your respective pipelines at least from our perspective and I think from your recent presentations and commentary, it sounded like each company was on the cusp of sort of seeing an acceleration in their respective top lines from a slew of new product introductions. Maybe you could just talk about — sort of focus on the pipeline and how you might prioritize respective innovations across the portfolios and any impact to sort of the next call it one to two years which look to carry quite a bit from both sides of the combination here.

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Yes, I mean that is one of the most exciting parts about this transaction that the pipelines are close to delivering and they are all complementary — there is minor overlap and in those situations there are other types of synergies, the drug-coated balloon being an example.

So the pipelines if anything will only be accelerated by our combined functional expertise. You know our clinical expertise and regulatory and reimbursement expertise apply to some of Covidien’s early stage and these are not that early stage. I mean some of these already have sales. So 510(k) devices so they can come to market pretty quickly and we feel that our clinical just power and size and expertise applied to some of those therapy areas will not only accelerate their introduction but more importantly will accelerate their adoption.

And so and then the other side, our drug-coated balloon product combined with a broader peripheral vascular business which we would have to find a way to do anyway either organically or not, immediately on approval can get into a mature scale sales force which previously we didn’t have. So if anything our pipelines that we have talked about are certainly all complementary and completely on track. If anything they will only accelerate.

David Roman - Goldman Sachs - Analyst

Okay then maybe —

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Go ahead, David.

David Roman - Goldman Sachs - Analyst

I was going to ask sort of a follow-up. As you discuss the benefits of having broader scale I think you have demonstrated in Europe for example some of the longer-term contracts in individual countries, the benefit there. Maybe you could just talk about the US for a second and I think conceptually it makes sense, the benefits of scale given the evolving landscape at the hospitals. But is the hospital end market moving fast enough to the point where they are ready to implement models like what you have been able to execute in Europe?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Well the common denominator, David, is that what this gives us is it gives us a much better set of assets with which to approach the hospital because frankly with Medtronic on its own, like I said, the value proposition of most of our therapies and technologies actually reside outside the hospital. You know when you put a pacemaker in or you put a stent in or whatever, the value is realized once the patient leaves the hospital. We have some areas like in our surgical solutions area and in OR and all that kind of stuff where we have things in the hospital but together with Covidien, suddenly our ability to use technology to drive hospital efficiency goes up by about an order of magnitude.

So the value proposition that we can walk into hospitals with outside of simply the size of our collective presence, the technology itself then coupled with our clinical expertise we think if you work a plan around that, our value propositions to hospitals in the US will go up significantly. And I am really excited about that and in many ways that is what Joe was saying as well that as they looked at the healthcare landscape, the scale factor was important in combining of our technologies for the hospital. And then with our financial strength, our collective financial strength which has now increased significantly, go in there and come up with innovative long-term contracts some level of risk sharing.

There won’t be too many other partners or companies out there in healthcare who can come up with proposals such as this. So we are optimistic about what we can do with our combined company.

David Roman - Goldman Sachs - Analyst

That’s great perspective and congratulations on a very exciting transaction here.

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

You know, Joe, actually had a comment.

Joe Almeida - Covidien plc - Chairman, President and CEO

I was going to say that [Cardio] conference, this is a great example, Covidien has a great monitoring platform (inaudible) platform to think how that plays into the home setting. It is always difficult to be in the home, it is tough to get a market in such a dispersed environment and Medtronic has this great acquisition, great platform now we have something that we can attach our products to. So there is stuff that we have on paper and the stuff that we are just starting to think about right now, there’s great opportunities going forward.

David Roman - Goldman Sachs - Analyst

Great, thank you.

Operator

Larry Biegelsen, Wells Fargo.

Larry Biegelsen - Wells Fargo Securities - Analyst

Good morning. Thanks for taking the question and congratulations. Just two quick questions. First, Gary, I’m sure there are very different estimates out there this morning. Would you be willing to give any directional color on how much accretion we can expect in fiscal 2016 and 2017?

And then one big picture question for Omar and Joe, it would be great to hear from you guys on your expectations for further consolidation in medtech in general. Thank you.

Gary Ellis - Medtronic, Inc. - EVP and CFO

Well I will go first because obviously I can’t — Larry, I really can’t say much more than we have already said. It is going to be as we indicated, it will be cash earnings per share accretive immediately and significantly accretive thereafter. We do expect that it will be GAAP earnings per share accretive or accretive by 2018 as we move forward. I can’t say much more than that.

All I would say is obviously if you think about it and combine what both companies have been — just take the plans that both companies have committed to previously, combine those together, put in the $850 million synergies we have talked about and the financing aspect and I think you will see the numbers add up pretty quickly to a very nice picture as we go forward.

So the fact of the matter is the other requirement I am learning very quickly — one, we are not even prepared to provide and give you guidance on the combined transaction going forward yet. But also I am learning very quickly that Irish law requires I can’t give much more guidance than that at this point in time. All we can do is tell you about the synergies and then we will provide more guidance as we get closer to the closing when that has been verified.

So again, not much more I can tell you other than what is already in our commentary and the press release. Omar?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Yes, let me give you — start with your question regarding further consolidation. I mean clearly the size of our collective companies here or combined companies will have an impact in healthcare and we have got lots of plans and we have got our own sort of direction around this. We will have to see how that plays out.

But I can tell you that it will make an impact and that will drive some level of reaction in the marketplace. It has to. Over what time that will occur you know I cannot say.

The other point that I will make is what we do know is about ourselves and our ability now with bigger, with larger access to our collective cash which we can deploy to more segments particularly in the United States, will enable us to lead further growth. We don’t want to get ahead of ourselves but I can tell you there is lots of opportunities here particularly in the US where we can drive new technologies of scale and bring them to market and create more markets more effectively than we could before.

Our whole strategy around the continuum of care by driving integrated health, you know a lot of that opportunity exists in the US. A broad multifunctional company has to succeed in that environment and if we can set that to be the template for a company, others have to follow. So I think consolidation of some sort is inevitable. It is just a matter of time.

Joe, do you want to give some —

Joe Almeida - Covidien plc - Chairman, President and CEO

Well said. Nothing to add.

Larry Biegelsen - Wells Fargo Securities - Analyst

Thanks for taking the question, guys.

Operator

Bruce Nudell, Credit Suisse.

Bruce Nudell - Credit Suisse - Analyst

Thank you for taking the question and congratulations. Just, Gary, a very quick one to clarify. You said one to two points, was that below the blended tax rate or Medtronic’s current tax rate?

Gary Ellis - Medtronic, Inc. - EVP and CFO

Bruce, that would be below the blended tax rate. The one to two points is basically the rate benefit we get from the financing of the transaction.

Bruce Nudell - Credit Suisse - Analyst

And just my follow-up question is just looking at the two companies and clearly the bundling, the economic value, the EM focus — I mean they are all great but I guess the question is when you look at some of the portfolio it looks to be slower growing and maybe even a little below scale. Is there any opportunity for divestitures to actually enhance the combined growth rate of the new company?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

I think we will have to take a look at that. But primarily though if you look at our combined portfolio, most of it actually are pretty exciting. The pipeline of creating new markets is strong from both companies. You know to the degree that there are other businesses which may be slightly slower growing, much less dependent on market development, we will have to see whether those are enablers for driving more economic value for our other therapies or whether indeed they are candidates for divestiture. It is too early for us to make a conclusion there.

And we have to be careful that we don’t throw out an advantage by looking at it in too isolated a fashion. And so we are going to go through that process.

Bruce Nudell - Credit Suisse - Analyst

Thanks so much.

Joe Almeida - Covidien plc - Chairman, President and CEO

I just want to clarify that you used the word bundling. This deal has absolutely nothing to do with the ability to do what you may have described as bundling. We have the ability to provide best services and products to our customers in a fashion that becomes economically viable for them and for us. Okay?

Bruce Nudell - Credit Suisse - Analyst

Thanks so much.

Operator

Joshua Jennings, Cowen and Company.

Joshua Jennings - Cowen and Company - Analyst

Hi, good morning and congratulations, gentlemen. So the first question for Omar, you have historically forecast a long-term top-line growth trajectory target of higher single digits. You specifically didn’t reiterate that forecast at the Investor Day but can you speak to whether that target is still on the table and how this transaction provides you with a better path to settle on a long-term target you spoke about, revenue synergies during your prepared remarks and is there a timeline to achieve this potential goal?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Well what I said was our goal is to have sustainable mid single-digit revenue and just by virtue of diversification of our combined revenue goals here, it gives us sustainability and durability. Now in addition to that as we develop new markets and our products come through and some of our strategies regarding economic value play out and emerging markets play out, there’s options to drive upside.

But I have always stated that our goal is to provide durable sustainable reliable growth in the mid single digits and I think this transaction clearly gives us a lot of confidence that that is something we can do because of the diversity of sources.

And so you should expect immediate level of reliability in that and then long-term, we will have to see. As our pipeline comes out and we understand how the economic value landscape plays out, then there will be upside but we are not prepared to commit to that.

Joshua Jennings - Cowen and Company - Analyst

Thanks and Omar, you talked about bringing — the ability to more investments especially in the US and bringing new technologies to market but for Gary as well as you Omar too if you want to comment, but how much does this (inaudible) domicile free you up in this inversion strategy free you up to be more strategic from an M&A perspective to pursue new assets in the US that maybe previously wouldn’t have been accretive transactions or not accretive enough. But can we just talk about how your external business development strategy can benefit going forward. Thanks a lot.

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

I will let Gary answer the bundle there but I will just say significantly because now that is the whole point, the access to more cash that can be deployed in the US. I mean of lot of the $10 billion commitment that we are making is exactly what you say that without this we could do it but it will be more expensive and it will be slower. This way with the access to the cash flow from outside the United States, deployed aggressively in the United States, we can go after many more investments than we could previously. But Gary any other comments?

Gary Ellis - Medtronic, Inc. - EVP and CFO

No, I mean I think Omar answered it exactly right. I mean there is no question that it dramatically — first of all, the combined companies’ cash flow is significantly higher and obviously very strong but after this we obviously have much more flexibility in cash available in the United States to utilize going forward.

Your question gets to the fact that it does not solve completely — I mean all of our cash is out from underneath the US restriction, the Medtronic stuff will still be there but the reality is as we go forward with other acquisitions etc., it just continues to improve. And so overall the structure provides us the opportunity to significantly increase our flexibility on the cash side especially for what — that we can invest back in the United States. And more importantly, it doesn’t put any other acquisitions or whatever we have underneath that restriction that we have right now on bringing cash back in.

So it sets us up much better for the future on both what cash is available and then how we utilize that is improved.

Jeff Warren - Medtronic, Inc. - VP of IR

Thanks, Josh.

Operator

Matthew Taylor, Barclays.

Matthew Taylor - Barclays Capital - Analyst

Hi and thanks for taking the question. I just wanted to I guess follow-up on that question in terms of the timing of future deals. So clearly with the combination here, there is still a considerable capacity. Can you talk about your ability to do deals in the near-term or is this integration going to take up so much of your time that we may see a little bit of a gap here?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

You know, it is a matter of first of all, we are going to finish this deal and get it closed before a lot of this flexibility is possible. But even one of the beauties of this deal is that a large part of the organization can run their own run their businesses the way they were running it and they have got ideas, business units on both sides of ideas regarding expansion which can be done fairly independently (inaudible) support. While the integration activities around this particular transaction are pretty well defined and by definition, a lot of areas are not affected by the integration and to the degree that they can grow by deploying the cash that is now available, I think will encourage that.

So there is a certain pragmatic limit to how fast we can move but I am pretty optimistic that we can move pretty quickly in getting this cash to work for us once the transaction is closed.

Gary Ellis - Medtronic, Inc. - EVP and CFO

As Omar said, our first priority is obviously making sure that this works and works effectively for both and both companies continue to be focused on delivering the results we have committed to. But the reality is as he indicated, we actually think the combination provides us that even though there was a lot of work on integration to be done the fact is there is still plenty of opportunity for us to continue to immediately continue to focus on other transactions or other ideas on innovation.

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

And you know to that point in both companies and Covidien in particular, has already like people have pointed out, have already created a history of being able to do acquisitions, integrate them well and that can go on — and tuck-in acquisitions and we have demonstrated as well that we can do that. So that momentum does not need to stop even during this interim period before we close. So we will know how to do this effectively without disturbing our integration priorities.

Matthew Taylor - Barclays Capital - Analyst

If I can ask just a quick follow-up. I know you said that a lot of the businesses were going to be sort of run separately in the presentation before. Can you talk about one, the role of the Covidien management team under the new structure? And two, your ability to bundle in a lot of the products into your contract and some of the strategies that you have been employing outside the US with the Covidien products?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Well first of all, it is important for us that the vast majority of the Covidien leadership team obviously stays with us. I mean the company is built around people. I think the company that Joe has led and built is impressive. From the nature of that company, their focus, their entrepreneurial spirit and it is extremely important that both Joe and I are very — going to be very focused in being able to retain the leadership levels and leadership at multiple levels with Covidien. So that will play a big role.

You know a lot of the structures within Covidien can work like one of our business groups and as you know, our business groups have got scale, have got dedicated sales resources and we think that we can plug in a lot of the unique aspects of Covidien underneath that kind of structure and through that provide a lot of operating freedom and maintain the culture and maintain the way in which Covidien has been successful while at the same time have focused efforts at integration where there is real value particularly in terms of back-office cost. In terms of customer facing activities, there the customer comes first and we want to be as careful as possible and not be too aggressive about some kind of hypothetical synergies. It is more on the back-office and so that is the thinking we have around it and —

Joe Almeida - Covidien plc - Chairman, President and CEO

I just want to give some feedback received yesterday. Folks that emailed me overnight are very excited about this — our product people because there is now Medtronic is so well-regarded in terms of its innovation. There is access to healthcare economical value and globalization. Folks are really excited so they see us not taking a break from where we are going and this is just a catalyst to bring even more focus on these areas.

So I got notes from people in R&D, people in business units, of selling and marketing; they are really excited about this. So this is like I said, one plus one equals five here.

Gary Ellis - Medtronic, Inc. - EVP and CFO

Matt, just to kind of respond to your comment about Europe and the capital add management services, I mean if you think about this combination is exactly what we have been talking about going forward. We are not just focused now going forward on selling devices, we are working with hospitals and governments around the world to provide basically the procedural solution to what is going on. So the combination of the products that Covidien has from of the standpoint of the surgical tools etc. along with obviously implants that we are delivering, yes, that enhances that capability whether it is in Europe or anywhere around the world to basically pull these products into that whole platform or whole product portfolio that we are offering. So our ability to provide the whole services and procedures is greatly enhanced by the combination of the two companies.

Matthew Taylor - Barclays Capital - Analyst

Thank you very much.

Operator

Ben Andrew, William Blair.

Ben Andrew - William Blair & Co. - Analyst

Good morning and congratulations on the transaction as well. And Gary, to that same point, can you talk about some of the other types of service models you might pursue because of the scale and breadth that you have now beyond the cath labs and maybe looking out five years, what percentage of revenues could those sorts of relationships represent for Medtronic?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Let me take that first. You know, Europe the operating group is a prime area for us to look at. Now we have got far greater scale in terms of technologies, capabilities to address general surgery operating room using potentially robotic technology, combining just a breadth of our capabilities. And that together with the same kind of arrangement that we have made in cath labs is an exciting new area.

It’s early. We haven’t really developed specific plans but I can tell you that both organizations have thought about it independently and putting it together will give us a greater capacity to go after those deals and there are more operating rooms then just cath labs.

So the size of that market is even bigger and we are pretty excited about it. And to the degree that we can bring in other acquisitions, other capabilities to support that further, we are going to look closely at that. So I think that is the way we are certainly looking at it.

Jeff Warren - Medtronic, Inc. - VP of IR

Right. Next question please.

Operator

Joanne Wuensch, BMO Capital Markets.

Joanne Wuensch - BMO Capital Markets - Analyst

Can you hear me?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Yes we can, Joanne.

Joanne Wuensch - BMO Capital Markets - Analyst

Thank you so much. Most of the conversation has focused on revenue — sorry on EPS and synergies. Can you think about any dis-synergies you may be thinking of when you put the two companies together? There may not be much because of the complement of the portfolio. But how else did you give that analysis?

And then my second question is thank you for reiterating that you will be turning 50% of free cash flow to shareholders but the split between share repurchases and dividends, did that change in your thinking with the combination? And congratulations on the deal to both managements.

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

You know first on the dis-synergy question, really it’s almost 100% complementary and we really didn’t find anything that would be adversely affected I mean that we would count. And so I think we are pretty confident that this is a matter of protecting the revenues that we have from our different sources and through that get diversification and sustainability of our growth objectives and then delivering on our growth technology-based growth objectives. So that was the point about dis-synergies. The second one, do you want to take that?

Gary Ellis - Medtronic, Inc. - EVP and CFO

The second was on you said on the earnings per share or what was the question — (multiple speakers)

Joanne Wuensch - BMO Capital Markets - Analyst

No the question had to do with free cash flow dividend. (multiple speakers)

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

I think it is too early for us, Joanne, to say —

Gary Ellis - Medtronic, Inc. - EVP and CFO

Yes, right now we are still committing obviously what we had indicated in the comments is we have had the 50% commitment and as you know, it has been split between share repurchase and dividends up to this point in time. And as we have highlighted in our previous conversations, that was primarily because also the dividend was somewhat restricted from where we were at based on the cash constraints we were dealing with. Obviously with this now having greater flexibility going forward, we will have more flexibility on what we might even do with that 50% commitment and we will also have some more flexibility on what we might do on the dividend side.

But we are not — it is too early to make any commitments there or to change our overall expectations. But the point is we now have more flexibility and we will have to evaluate all those decisions not only the 50% but also what the split is.

Jeff Warren - Medtronic, Inc. - VP of IR

Thanks, Joanne. We have reached the top of the hour. I think we have time for one more question.

Operator

Raj Denhoy, Jefferies.

Raj Denhoy - Jefferies & Co. - Analyst

Good morning and congratulations on the deal. Just wanted to ask a question on the synergies. A lot of talk about the cost side but you didn’t really allude much to any revenue synergies. And I am curious about that particularly in light of the conversation and the discussion around the potential to accelerate international growth and also some of the expanded offerings to hospitals. Do you anticipate you might see some revenue synergies in the next three years?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Almost certainly but you know those things we wanted to create a deal that was solid and we can see a financial model that is extremely attractive without counting those. And we view those types of synergies as upside. Clearly they will be there. I mean just our thinking the dialogue that we have had just this morning, there is a lot of opportunity. But those things, revenue synergies usually have more unknowns associated with it because you have got a customer to deal with as well.

Cost synergies are much more in our control and like I have said many times before, I like to work on stuff I can control first and that is where we put our focus. And just doing that, looking at the diversity for our revenue sources and looking at the cost synergies that we know we can count and put people on, we get a financial model that is truly attractive. So our first call of duty is to deliver that and at the same time, build up a plan that can drive these sorts of upsides that you are talking about.

And I am very optimistic that they will come over time but the transaction is extremely attractive with the things that we have identified and that we can count.

Raj Denhoy - Jefferies & Co. - Analyst

That’s great. Thank you and congratulations again.

Jeff Warren - Medtronic, Inc. - VP of IR

Thanks, Raj.

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Any more? That’s it. Okay, well listen, thank you very much for all your questions and before concluding, I just want to say one more time that as you all have noted yourselves, this is a highly strategic and compelling acquisition. I can’t tell you how excited I am. I wish to thank our team, our collective teams; Joe, for working so closely together to get us to where we are today. Obviously are a lot of work lies ahead of us but we are extremely excited about it. We know that this will put Medtronic in an unprecedented position to be the leading medical technology partner for a variety of stakeholders.

And so on behalf of the management teams of Covidien and Medtronic, I want to thank all of you for your interest in this transaction and for your engaging discussion in the last hour. Thank you.

Operator

This concludes today’s conference call. You may now disconnect.

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg Partners LP, which is a registered broker dealer with the U.S. Securities and Exchange Commission, is acting for Medtronic and New Medtronic and no one else in connection with the Transaction and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg Partners LP, or for giving advice in connection with the Transaction or any matter referred to herein.

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Transaction or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Covidien or Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

General

Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this announcement; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in this announcement; and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement will be available to Medtronic employees on Medtronic’s website (www.medtronic.com) and Covidien employees on Covidien’s website (www.covidien.com).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.